Exhibit 4B

Transitional Services Agreement

Alumina Limited
WMC Resources Ltd

Trasitional Services Agreement

Table of Contents

1.	Definitions and interpretation		1

	1.1	Definitions	1

	1.2	Interpretation	3

	1.3	Alumina Ltd Group and WMC Resources Group	4

2.	Condition precedent		4

	2.1	Condition precedent	4

	2.2	Effect of termination	5

3.	Term		5

	3.1	Basic Term	5

	3.2	Early termination of agreement	5

4.	Standard of Services		6

	4.1	Standard	6

	4.2	Acknowledgement	6

5.	Limits on WMC Resources’ obligations and liability		6

6.	Charges for Services		7

	6.1	Charges for Services	7

7.	Payment for Services		7

	7.1	Invoices	7

	7.2	Payment	7

	7.3	Interest on late payment	7

8.	Alumina Ltd’s obligations		8

9.	WMC Resources to maintain records		8

10.	Access to records		8

	10.1	Access to records	8

	10.2	Fee for access	9

11.	Access to personnel		9

12.	GST		9

	12.1	GST to be added to amounts payable	9

	12.2	Tax Invoice and Adjustment Note	9

	12.3	Liability net of GST	9

	12.4	Revenue exclusive of GST	9

	12.5	Cost exclusive of GST	10

	12.6	GST obligations to survive termination	10

13.	Confidentiality		10

Page (i)

Trasitional Services Agreement

	13.1	Confidential information	10

	13.2	Exceptions	10

	13.3	Disclosure for purposes of agreement	10

	13.4	Confidentiality continues	11

14.	Liability and indemnity		11

	14.1	Correction of deficiencies	11

	14.2	Indemnity	11

15.			11

	15.1	Negotiation	11

	15.2	Mediation	11

	15.3	Court proceedings	11

16.	Notices		12

17.	Costs and stamp duty		13

18.	Amendment		13

19.	Approvals and consent		13

20.	Assignment		13

21.	Further assurances		13

22.	Entire agreement		13

23.	No waiver		13

24.	Rights cumulative		14

25.	Severability		14

26.	No merger		14

27.	Enurement		14

28.	Governing law and jurisdiction		14

29.	Counterparts		14

Schedule			15

Schedule			16

Page (ii)

Transitional Service Agreement

Date	[*] December 2002

Parties
1.	Alumina Limited (ABN 85 004 820 419) (formerly called WMC Limited) of [Level 12, IBM Centre, 60 City Road, Southbank], Victoria (Alumina Ltd); and

2.	WMC Resources Ltd (ABN 76 004 184 598) of Level 16, IBM Centre, 60 City Road, Southbank, Victoria (WMC Resources).

Recitals

Alumina Ltd and WMC Resources have agreed that WMC Resources will provide or will procure the provision of Services to Alumina Ltd and to members of the Alumina Ltd Group on the terms and conditions of this Agreement.

It is agreed as follows.

1.	Definitions and interpretation

1.1	Definitions

The following definitions apply unless the context requires otherwise:

Adjustment Note has the meaning given in the GST Law.

Alumina Ltd Group means Alumina Ltd and each of its Related Bodies Corporate from time to time, and includes any relevant entity to which clause 3.10 of the Demerger Deed applies, as if that entity had been transferred to Alumina Ltd Group on or before the Demerger Date, but excludes the WMC Resources Group.

Alumina Ltd Group Member means any member of the Alumina Ltd Group.

Business Day means a day (other than Saturday or Sunday or a public holiday) on which banks are generally open for business in Melbourne.

Claims and Losses means all claims, demands, actions, costs, losses, damages or expenses (including any legal fees and amounts paid in settlement of claims and satisfaction of judgments) of every kind incurred or suffered by any person.

Consideration has the meaning given in the GST Law.

Corporations Act means the Corporations Act 2001 (Cth).

Default Rate means the rate of interest prescribed from time to time under section 2 of the Penalty Interest Rates Act 1983 (Vic).

Transitional Services Agreement

Demerger Date has the meaning given to it in the Demerger Deed.

Demerger Deed means the Demerger Deed dated 11 December 2002 between Alumina Ltd and WMC Resources.

Existing Alumina Ltd Business means the business activities conducted by the Alumina Ltd Group immediately after the Demerger Date.

Existing WMC Resources Business means the business activities conducted by the WMC Resources Group immediately after the Demerger Date.

Governmental Agency means any government or any governmental, semi-governmental or judicial entity or authority. It includes any self regulatory organisation established under statute or any stock exchange.

Group means the Alumina Ltd Group or the WMC Resources Group, as the case requires.

GST has the meaning given in the GST Law.

GST Amount means in relation to a Taxable Supply the amount of GST payable in respect of that Taxable Supply.

GST Group has the meaning given in the GST Law.

GST Law has the meaning given in the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Input Tax Credit has the meaning given in the GST Law and a reference to an Input Tax Credit entitlement of a party includes an Input Tax Credit for an acquisition made by that party but to which another member of the same GST Group is entitled under the GST Law.

Law means the common law and any statute, regulation, order, rule, subordinate legislation or other document enforceable under any statute, regulation, order, rule or subordinate legislation.

Margin Scheme has the meaning given in the GST Law.

Month means a calendar month.

Related Body Corporate has the meaning given in the Corporations Act.

Services means the services described in the Schedule.

Tax Invoice has the meaning given in the GST Law.

Taxable Supply has the meaning given in the GST Law, excluding the reference to section 84-5 of the GST Law and (except where expressly agreed otherwise) excluding a supply in respect of which the supplier chooses to apply the Margin Scheme in working out the amount of GST on that supply.

Transaction Document has the meaning given to it in the Demerger Deed.

Transition Period means the period of 6 months commencing on the Demerger Date or as otherwise agreed by the parties.

Wilful Misconduct means in relation to any provision of this Agreement, such wanton or reckless act or omission not justified by any special circumstances as amounts to a wilful and utter disregard for the harmful and avoidable

Transitional Services Agreement

consequences thereof, but shall not include any error of judgment, mistake, act or omission whether negligent or not made by the WMC Resources Group or any director, officer, employee, agent or contractor of the WMC Resources Group, in the exercise in good faith of any service, function, authority or discretion conferred or undertaken by the WMC Resources Group.

WMC Resources Group means WMC Resources and each of its Related Bodies Corporate from time to time, but does not include any Alumina Ltd Group Member.

WMC Resources Group Member means any member of the WMC Resources Group.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise:

	(a)	The singular includes the plural and conversely.

	(b)	A gender includes all genders.

	(c)	If a word or phrase is defined its other grammatical forms have a corresponding meaning.

	(d)	A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

	(e)	A reference to a clause or a Schedule is a reference to a clause of, or schedule to, this Agreement.

(f)
A reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this Agreement or that other agreement or document.

(g)
A reference to a party to this Agreement or another agreement or document includes the party’s successors, permitted substitutes and permitted assigns (and, where applicable, the party’s legal personal representatives).

(h)
A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

	(i)	A reference to conduct includes an omission, statement and undertaking, whether or not in writing.

	(j)	A reference to dollars and $ is to Australian currency.

	(k)	A reference to time is to local time in Melbourne, Victoria.

	(l)	A reference to a right includes a benefit, remedy, discretion, authority or power.

Transitional Services Agreement

	(m)	A reference to an obligation includes a warranty or representation and a reference to a failure to observe or perform an obligation includes a breach of warranty or representation.

(n)
A reference to an asset includes any real or personal, present or future, tangible or intangible, property or asset (including intellectual property) and any right, interest, revenue or benefit in, under or derived, from the property or asset.

(o)
A reference to an amount for which a person is contingently liable includes an amount that that person may become actually or contingently liable to pay if a contingency occurs, whether or not that liability actually arises.

1.3	Alumina Ltd Group and WMC Resources Group

	(a)	(i)
Where this Agreement imposes an obligation on Alumina Ltd which requires any act or thing to be done or otherwise relates to any act, matter or thing, and that act, matter or thing is in the control of or relates to one or more other Alumina Ltd Group Members, Alumina Ltd must procure the performance by the relevant Alumina Ltd Group Members of the obligation.

(ii)
Where this Agreement confers a right on Alumina Ltd, that right may be exercised by Alumina Ltd or any other Alumina Ltd Group Member, and WMC Resources must perform the obligation that corresponds to such right for the benefit of Alumina Ltd and other Alumina Ltd Group Members.

	(b)	(i)
Where this Agreement imposes an obligation on WMC Resources which requires any act or thing to be done or otherwise relates to any act, matter or thing, and that act, matter or thing is in the control of or relates to one or more other WMC Resources Group Members, WMC Resources must procure the performance by the relevant WMC Resources Group Members of the obligation.

(ii)
Where this Agreement confers a right on WMC Resources, that right may be exercised by WMC Resources or any other WMC Resources Group Member, and Alumina Ltd must perform the obligation that corresponds to such right for the benefit of WMC Resources and other WMC Resources Group Members.

2.	Condition precedent

2.1	Condition precedent

It is a condition precedent to the operation of this Agreement that the Demerger Date occurs. If the Demerger Date has not occurred on or before

Transitional Services Agreement

25 February 2003 or such later date as Alumina Ltd and WMC Resources may agree, then this Agreement will terminate on that date.

2.2	Effect of termination

Terminationof this Agreement in accordance with clause 2.1:

	(a)	will be without prejudice to any rights or obligations of the parties which have accrued prior to that termination and which remain unsatisfied; and

	(b)	will not affect any provision of this Agreement which is expressed to survive termination.

3.	Term

3.1	Basic Term

Alumina Ltd engages WMC Resources to, and WMC Resources must, provide or procure the provision of the Services to, and at the request of, the Alumina Ltd Group during the Transition Period, in accordance with the terms and conditions of this Agreement.

3.2	Early termination of agreement

Either party may terminate this Agreement immediately by giving notice to the other party if that party:

	(a)	stops or suspends or threatens to stop or suspend payment of all or a class of its debts;

	(b)	is insolvent within the meaning of section 95A of the Corporations Act;

	(c)	would be presumed insolvent by a court by reason of section 459C(2) of the Corporations Act;

	(d)	fails to comply with a statutory demand (within the meaning of section 459F(1) of the Corporations Act);

	(e)	has an administrator appointed over all or any of its assets or undertaking or any step preliminary to the appointment of an administrator is taken;

	(f)	has a controller within the meaning of section 9 of the Corporations Act or similar officer appointed to all or any of its assets or undertaking;

(g)
has an application or order made, proceedings commenced, a resolution passed or proposed in a notice of meeting or an application to a court or has other steps taken (other than frivolous or vexatious applications, proceedings, notices or steps) for its winding up or dissolution or for it to enter an arrangement, compromise or composition with or assignment for the benefit of its creditors, a class of them or any of them; or

Transitional Services Agreement

(h)
fails to make payment in accordance with clause 7.2 within 14 days of the due date and the failure continues for 5 days after receipt of notice from WMC Resources of its intention to terminate the Agreement under this clause.

Any termination under this clause 3.2 shall be without prejudice to any rights which have accrued to either party as at the date of termination.

4.	Standard of Services

4.1	Standard

WMC Resources must provide, or procure the provision of, the Services in a proper and efficient manner and in accordance with all applicable Laws, standards and codes.

4.2	Acknowledgement

The parties acknowledge that WMC Resources willingness to provide or procure the provision of the Services to Alumina Ltd is due solely to their relationship prior to the Demerger Date. Alumina Ltd shall engage personnel or third parties to perform the Services on its behalf as soon as is practicable after the Demerger Date, but in any event no later than the end of the Transition Period.

5.	Limits on WMC Resources’ obligations and liability

Notwithstanding clause 4 and any other provision of this Agreement:

(a) WMC Resources is not obliged to provide or procure the provision of the Services to the extent that provision of the Services would cause WMC Resources or any WMC Resources Group Member to:

(i) breach any agreement with a third party; or

(ii) contravene any Law;

(b )
WMC Resources is not required to process or procure the processing of any documentation provided to it by or on behalf of any Alumina Ltd Group member in relation to any Services which is incomplete. WMC Resources must promptly notify the person from whom it received the incomplete documentation that the documentation is incomplete, together with reasonable details of the information required to make the documentation substantially complete. Notwithstanding clause 14.2, WMC Resources will not be liable for any Claims and Losses that Alumina Ltd or any Alumina Ltd Group Member incurs or sustains arising out or in connection with any defect or delay in the provision of the Services caused by the receipt of incomplete, inaccurate or misleading documentation by WMC Resources; and

Transitional Services Agreement

(c) WMC Resources will not be liable for any Claims and Losses that Alumina Ltd or any Alumina Ltd Group Member incurs or sustains arising out or in connection with:
(i) WMC Resources’ processing or acting on any information provided to it by a Alumina Ltd Group Member or any third party on behalf of a Alumina Ltd Group Member; and

(ii)
the performance of its obligations under this Agreement or for any delay or failure to perform its obligations under this Agreement, except to the extent that such performance, delay or failure involves or is caused by the Wilful Misconduct of WMC Resources or its directors, employees, officers, agents or contractors.

6.	Charges for Services

6.1	Charges for Services

(a) WMC Resources shall charge Alumina Ltd a fixed fee of $360,000 for the provision of the Services, payable in accordance with the terms of clause 7.

(b) Should WMC Resources procure the provision of the Services from a third party (other than a WMC Resources Group Member), that third party shall charge and invoice Alumina Ltd directly.

7.	Payment for Services

7.1	Invoices

WMC Resources shall deliver to Alumina Ltd two separate invoices in relation to the Services provided to Alumina Ltd as follows:

(a) the first, in the amount of $300,000, to be issued 3 months after the Demerger Date; and

(b) the second, in the amount of $60,000, to be issued 6 months after the Demerger Date.

7.2	Payment

Alumina Ltd shall pay to WMC Resources in cleared funds to an account nominated by WMC Resources the amount set out in each invoice within 14 days after receipt of each invoice.

7.3	Interest on late payment

(a) If Alumina Ltd fails to pay any amount payable by it under this Agreement by the due date, Alumina Ltd must, if demand is made by WMC Resources, pay interest at the Default Rate on the unpaid

Transitional Services Agreement

amount accrued daily from the time it falls due until the amount has been paid in full.

(b)	The right to demand payment of interest under this clause 7.3 is without prejudice to any other rights and remedies that WMC Resources may have in respect of a payment default under this Agreement.

8.	Alumina Ltd’s obligations

Alumina Ltd must co-operate with and must ensure that each Alumina Ltd Group Member co-operates with WMC Resources and each WMC Resources Group Member to the extent reasonably required to allow WMC Resources to perform or procure performance of its obligations under this Agreement, including:

(i)	by providing all necessary information and reasonable access to the Alumina Ltd Group’s employees, premises and equipment; and

(ii)	by complying with any reasonable directions given by WMC Resources which are necessary to enable WMC Resources to provide or to procure the provision of the Services in accordance with this Agreement.

9.	WMC Resources to maintain records

To the extent that WMC Resources maintains records of any Services provided in accordance with this Agreement and information supplied by or on behalf of any Alumina Ltd Group Member under this Agreement, WMC Resources must maintain that information for at least three years after the Demerger Date in any format which is convenient for WMC Resources (including any electronic format).

10.	Access to records

10.1	Access to records

At any time, and in any event upon termination of the obligations of WMC Resources under this Agreement, Alumina Ltd may request that WMC Resources provide Alumina Ltd with access to, or a copy of, the records and information maintained by WMC Resources under clause 9 in an electronic or other format agreed by WMC Resources and Alumina Ltd and organised in a manner agreed by WMC Resources and Alumina Ltd, and WMC Resources must promptly comply with that request. Failing agreement, the records and information must be provided in a reasonably accessible, electronic or other format and organised in the manner in which such records and information were organised immediately prior to the request.

Transitional Services Agreement

10.2	Fee for access

WMC Resources may charge Alumina Ltd a fee for any access and copying under clause 10.1. This fee must not exceed what is reasonably necessary to allow WMC Resources to recover its costs of providing that access or those copies and the reasonable costs of otherwise complying with clause 10.1.

11.	Access to personnel

WMC Resources acknowledges that in providing the Services, Alumina Ltd may require access to the services of certain key employees of the WMC Resources Group (set out in the Schedule) during the Transition Period. Any such access to these key personnel will not be unreasonably refused by WMC Resources provided such personnel are still employed by WMC Resources. Similarly, WMC Resources may require access to the services of certain key employees of the Alumina Ltd Group (set out in the Schedule) during the Transition Period. Any such access to these key personnel will not be unreasonably refused by Alumina Ltd provided such personnel are still employed by Alumina Ltd.

12.	GST

12.1	GST to be added to amounts payable

If GST is payable on a Taxable Supply made under, by reference to or in connection with this Agreement, the party providing the Consideration for that Taxable Supply must also pay the GST Amount as additional Consideration. This clause 12.1 does not apply to the extent that the Consideration for the Taxable Supply is expressly agreed to be GST inclusive.

12.2	Tax Invoice and Adjustment Note

No payment of any amount pursuant to clause 12.1 and no payment of the GST Amount where the Consideration for a Taxable Supply is expressly agreed to be GST inclusive, is required until the supplier has provided a Tax Invoice or Adjustment Note as the case may be to the recipient.

12.3	Liability net of GST

Any reference in the calculation of Consideration or of any indemnity, reimbursement or similar amount to a cost, expense or other liability incurred by a party, must exclude the amount of any Input Tax Credit entitlement of that party in relation to the relevant cost, expense or other liability. A party will be assumed to have an entitlement to a full Input Tax Credit unless it demonstrates otherwise prior to the date on which the Consideration must be provided.

12.4	Revenue exclusive of GST

Any reference in this Agreement to price, value, sales, revenue or a similar amount, is a reference to the relevant amount exclusive of GST.

Transitional Services Agreement

12.5	Cost exclusive of GST

Any reference in this Agreement (other than in the calculation of Consideration) to cost, expense or other similar amount, is a reference to the relevant amount exclusive of GST.

12.6	GST obligations to survive termination

This clause 12 will continue to apply after expiration or termination of this Agreement.

13.	Confidentiality

13.1	Confidential information

The terms and conditions of this Agreement and all information, records, reports and other data and other agreements or documents relating to or used in connection with this Agreement (Information) are confidential.

13.2	Exceptions

Each party undertakes to the other that neither it, nor its employees, officers, agents or subcontractors will without the consent (which consent shall not unreasonably be withheld) of the other party disclose Information to any person, unless the disclosure:

(a)	is of Information already within the public domain other than as a result of a breach of this Agreement;

(b)	is already known to that person (as evidenced by the person’s written records) at the date of disclosure;

(c)	is to be made to the professional advisers of the disclosing party;

(d)	is to be made to a Related Body Corporate of the disclosing party which is under a lawful duty to maintain the confidentiality of the Information;

(e)	is required by law, or any Governmental Agency acting or purporting to act within its powers and functions; or

(f)	is reasonably necessary for the purposes of any arbitration or legal proceeding involving only the parties to this Agreement.

13.3	Disclosure for purposes of agreement

Each party shall take all steps reasonably necessary to ensure that Information is disclosed only to such of its employees, officers, agents or subcontractors as require that knowledge in order to carry out their duties in accordance with this Agreement.

Transitional Services Agreement

13.4	Confidentiality continues

The obligation of confidentiality is a continuing obligation and remains in force during the term of this Agreement and afterwards for a further period of three years.

14.	Liability and indemnity

14.1	Correction of deficiencies

WMC Resources shall remedy, rectify, or perform again, at its own expense, any particular Service which proved deficient as a result of its negligence or failure to perform its obligations under this Agreement.

14.2	Indemnity

WMC Resources indemnifies Alumina Ltd against, and shall pay, all Claims and Losses which may be made or brought against Alumina Ltd or incurred or suffered by Alumina Ltd as a result of the Wilful Misconduct of WMC Resources or its directors, employees, officers, agents or contractors in the provision of the Services.

15.	Dispute resolution

15.1	Negotiation

If there is a dispute between the parties relating to or arising out of this Agreement, then within five Business Days of a party notifying the other party of a dispute, the chief financial officers (or equivalent) from each party must meet and use all reasonable endeavours acting in good faith to resolve the dispute by joint discussions.

15.2	Mediation

If the dispute between the parties relating to or arising out of this Agreement is not resolved within ten Business Days of notification of the dispute under clause 15.1, the parties may agree to submit the dispute to mediation, administered by lawyers engaged in alternative dispute resolution.

15.3	Court proceedings

A party may not commence Court proceedings in relation to a dispute relating to or arising out of this Agreement until it has exhausted the procedures in this clause 15, unless the party seeks appropriate injunctive or other interlocutory relief to preserve property or rights or to avoid losses that are not compensable in damages.

Transitional Services Agreement

16.	Notices

Any notice, demand, consent or other communication (a Notice) given or made under this Agreement:

(a)	must be in writing and signed by a person duly authorised by the sender;

(b)
must either be delivered to the intended recipient by prepaid post (if posted to an address in another country, by registered air mail) or by hand or fax to the address or fax number set out below or the address or fax number last notified by the intended recipient to the sender:

(i) Alumina Ltd:	Alumina Limited [Level 12 IBM Centre 60 City Road Southbank Vic 3006] Attention: [*name] Fax No: [*number]

(ii) WMC Resources:	WMC Resources Ltd Level 16 IBM Centre 60 City Road Southbank Vic 3006 Attention: [*name] Fax No: [*number]; and
(c)	will be taken to be duly given or made:

(i)	in the case of delivery in person, when delivered;

(ii)
in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same lp6 country) or seven Business Days after the date of posting (if posted to an address in another country); or

(iii)
in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages and the correct destination fax machine number and indicating that the transmission has been made without error, but if the result is that a Notice would be taken to be given or made on a day that is not a Business Day in the place to which the Notice is sent or is later than 4pm (local time) it will be taken to have been duly given or made at the commencement of business on the next Business Day in that place.

Transitional Services Agreement

17.	Costs and stamp duty

Except as otherwise agreed between the parties, each party must bear its own costs arising out of the negotiation, preparation and execution of this Agreement. Subject to the provisions of this Agreement, all stamp duty (including fines, penalties and interest) that may be payable on or in connection with this Agreement and any instrument executed under this Agreement must be borne in equal proportions by WMC Resources and Alumina Ltd.

18.	Amendment

No amendment or variation of this Agreement is valid or binding on a party unless made in writing and executed by each of the parties.

19.	Approvals and consent

Subject to any express provision in this Agreement to the contrary, a party may conditionally or unconditionally give or withhold any consent to be given under this Agreement and is not obliged to give its reasons for doing so.

20.	Assignment

The rights and obligations of the parties under this Agreement are personal. They cannot be assigned, encumbered or otherwise dealt with and no party may attempt, or purport, to do so without the prior written consent of the other party.

21.	Further assurances

Each party agrees to do all things and execute all agreements, instruments, transfers or other documents as may be necessary or desirable to give full effect to the provisions of this Agreement and the transactions contemplated by it.

22.	Entire agreement

This Agreement contains the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings between the parties in connection with it.

23.	No waiver

No failure to exercise nor any delay in exercising any right, power or remedy by a party operates as a waiver. A single or partial exercise of any right power

Transitional Services Agreement

or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the party granting that waiver unless made in writing.

24.	Rights cumulative

The rights, powers and remedies provided to a party under this Agreement are in addition to, and do not exclude or limit, any right, power or remedy provided by law or equity or by any agreement.

25.	Severability

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. Any such unenforceability does not invalidate the remaining provisions of this Agreement nor does it affect the validity or enforceability of that provision in any other jurisdiction.

26.	No merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing a transaction.

27.	Enurement

The provisions of this Agreement will enure for the benefit of and be binding on the parties and their respective successors and permitted substitutes and assigns and (where applicable) legal personal representatives.

28.	Governing law and jurisdiction

This Agreement is governed by the laws of Victoria. Each party submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Agreement.

29.	Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

Transitional Services Agreement

Schedule

1.	Services

Services
1. Finance and Accounting

(a) Completion of year end 2002 Accounts

(b) Taxation Handover

(c) External Auditor Transition

2. Legal/Company Secretarial

(a) Transition/Handover of Alumina Ltd Reporting Requirements

(b) Transition on Legal/Board Matters
3. Human Resources

(a) Completion of Specific Projects such as Superannuation, STI/LTI Procedures.

(b) Payroll Transition
4. Services

(a) Relocation Project to New Premises
5. IT

(a) Completion of Alumina Ltd IT Set Up Project

6. Corporate Affairs

(a) Transition Support with external consultants eg. AGM, Annual Report, Media community.

Transitional Services Agreement

Schedule

2.	Key employees WMC Resources

Legal – Peter Horton

Tax – Tony Higginson

Accounting – Alan Knights

Operations – Andrew Michelmore

Corporate/Management – Bruce Brook

Company Secretarial – Ross Mallett

Services – John Jeffreys

Corporate Affairs – David Griffiths

3.	Key employees Alumina Ltd

Bob Davies

Nick Hawkins

Transitional Services Agreement

Executed as an Agreement in Melbourne.

Alumina Limited

The Common Seal of Alumina Limited was duly affixed in the presence of:

Director
Print Name
Director/Secretary
Print Name

WMC Resources Ltd

The Common Seal of WMC Resources Ltd was duly affixed in the presence of:
Director
Print Name
Director/Secretary
Print Name